

July 25, 2008

Via Facsimile (212) 332-2599 and U.S. Mail

Dr. Ahmed Hussein
630 Fifth Avenue, Suite 2258
New York, NY 10111-0100

**RE: Quality Systems, Inc.
                Soliciting Materials filed pursuant to Rule 14a-12
                Filed July 1, 2008, by Ahmed Hussein, Ibrahim Fawzy, et al.
                File No. 001-12537**

Dear Dr. Hussein:

We have reviewed the above-referenced filing and have the following comment.

Soliciting Materials

Press Release dated July 1, 2008

1.   Each statement or assertion of opinion or belief should be characterized as such, and ensure that a reasonable basis for each opinion or belief exists. Also refrain from making any insupportable statements, including any statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. Support for opinions or beliefs should be self-evident, disclosed in your additional soliciting material, or provided to us on a supplemental basis. We cite the following examples of statements or assertions in your filing, which at a minimum, must be supported on a supplemental basis, or require both supplemental support and recharacterization as statements of belief or opinion:

- your assertion that your interests "are aligned with virtually all stockholders…";
- your belief that a more independent board of directors will enhance investor confidence in the company; and
- your suggestion that the board currently conducts its business under "undue or inappropriate influences or the appearance that such influences are being exerted."

2. Under Instruction 3 to Item 4 of Schedule 14A, the Nominees are defined as participants. In future filings, please confirm that the Nominees will not be described as only being "deemed" to be participants.

3. We noticed that the amended Schedule 13D filing made on July 1, 2008 includes information concerning only three of the six individuals identified as being responsible for the filing of this soliciting material. Please explain to us, with a view toward amending the Schedule 13D, why Dr. Brennan and Messrs. DiBenedetto and Stilwell have not been identified as members of the group as defined in Exchange Act Rule 13d-5(b). Please specifically address the legal basis for the apparent belief that the absence of QSI equity ownership by these individuals has resulted in a determination, if true, that none of them are members of the group.

Closing Information

Please respond to the above comment promptly and comply with our comment when disseminating information in the future. If you believe that compliance with our comment is not appropriate, please provide the basis for your view in your response letter filed via EDGAR and tagged as "CORRESP." You should be aware, however, that we may have additional comments based on your supplemental response.

In connection with responding to our comment, please provide, in writing, a statement from each of the filing persons acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        Please direct any questions to Katherine Wray at (202) 551-3483 or, in her absence, to me at (202) 551-3266. You may also contact us via facsimile at (202) 772-9210. Please send all correspondence to us at the following ZIP code: 20549-4561.

                                        Sincerely,

                                        Nicholas P. Panos
                                        Senior Special Counsel
                                        Office of Mergers & Acquisitions

cc: Via Facsimile
        Keith E. Gottfried, Esq.
        Jeffrey N. Siegel, Esq.
        Blank Rome LLP
        Facsimile: (202) 572-1434

        Mary Ann Frantz, Esq.
        Miller Nash LLP
        Facsimile: (503) 224-5858